Filed by Occam Networks, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

This filing relates to the proposed acquisition by Calix, Inc., a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

Subject:  Specific Talking Points for TAC and Other Field-Facing Roles

Target Audience:  Customers/Partners

Date:  September 16, 2010

It is STRONGLY encouraged that you read the entire Sales Brief before discussing the transaction with customers or any third party.

Transactions Details:

•                  Calix is acquiring Occam Networks for $171M in stock and cash.

•                  The deal is expected to close in Q4 2010 or Q1 2011 subject to Occam Networks stockholder approval, regulatory clearance and other customary closing conditions

•                  A conference call with Wall Street analysts and investors was held September 16th at 8:30 am EDT.  A replay of the call can be found on either company’s web site.

•                  Until the completion of the acquisition, the companies will continue to operate as totally separate entities

•                  After the completion of the acquisition, the combined organization will have an estimated 800+ customers, have shipped over 10M+ ports and will have customers with an aggregate number of subscriber lines over 48 million

•                  Refer any additional financial questions to Investor Relations at each company.

•                  Refer any additional business questions to their Sales Director, or if a partner, to Dave Spence.

Strategic Advantages of the Transaction:

Calix / Occam Networks combination focused on helping our customers to succeed

•                  Accelerating Unified Access

•                  Complementary expertise expected to speed product innovation

•                  An expanded unified access portfolio

•                  Increased resources, scale, and focus on access lays foundation for enhanced solutions development, testing, and quality

•                  Accelerating Our Customers

•                  A wider range of deployment options from an expanded Unified Access portfolio

•                  Closer relationships with customers and partners through direct and expanded sales coverage and support

•                  Enhanced alignment with communications service provider network and business model transformation

Key Benefits: Solutions and Technology

•                  A broader Unified Access portfolio

•                  Greater breadth and diversity of solutions

•                  Form factors, ONTs, density options

•                  Complementary technologies and resources

•                  Share many common hardware and software components and attributes — facilitated integration into Unified Access

•                  Occam Networks’ decade of experience in IP and Ethernet matched with Calix’s decade of experience in fiber access

•                  Better address access network challenges going forward

•                  Enhanced voice flexibility

•                  A full range of solutions across TDM, SIP, H.248, and MGCP

•                  New innovations

•                  Expanded engineering, test resources, and R&D dollars solely focused and target on access innovation

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Occam Networks and Calix with the SEC at the SEC’s web site at http://www.sec.gov.  The proxy statement/prospectus and other documents may also be obtained for free by contacting Occam Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957 or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117 or by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954.

Participants in the Acquisition of Occam Networks

Occam Networks, Calix, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in Calix’s proxy statement/prospectus when it is filed with the SEC.  Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occamnetworks.com.  Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com.  Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words.  These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this document include statements about the timing of completing the acquisition, future results; benefits of the acquisition to stockholders, employees, customers and partners; the ability of the combined organization to broaden the Unified Access portfolio; plans to continue to invest in Occam Networks platforms and roadmaps; the ability to increase innovation across an enhanced Unified Access portfolio; ability to expand sales and support coverage and enhance the customer engagement model; the ability to expand resources for innovation and execution; the ability to align the view of CSP and business model transformation; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings.  These forward-looking statements speak only as of the date hereof.  Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.